FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Director Shareholding

On 25th March 2003, awards were made to certain directors of Celltech Group plc conferring rights to ordinary shares in the Company under the terms of the Celltech Group plc Deferred Bonus Plan. The shares subject to such awards will be held in the Celltech Group plc Employee Share Trust during the two year vesting period (with one half of the award vesting after one year and the balance after two years). The details of the awards are:

  Name                                                                                                 Shares at a price of £2.9175 per Share

  Dr Peter Fellner                                                                                 66,709

  (Chief Executive Officer)

  Mr Peter Allen                                                                                  35,989

  (Chief Financial Officer)

  Dr Melanie Lee                                                                                 33,247

  (Research & Development Director)

J A D Slater

Company Secretary

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 26 March, 2003